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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1 )*


                                 HealthExtras, Inc.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                      Common Stock (par value, $.01 per share)
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                       422211102
--------------------------------------------------------------------------------
                                     (CUSIP Number)

Thomas L. Blair, 2273 Research Blvd., Second Floor, Rockville, MD  20850 [301-548-1000]
---------------------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                    March 7, 2001
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__/

      Note:  Schedules filed in paper format shall include a signed original and
      five  copies  of  the  schedule,  including  all  exhibits.  See   Section
      240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (2-98)


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CUSIP No.   422211102
--------------------------------------------------------------------------------
    1.     Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (entities only).

           Thomas L. Blair and Alice M. Blair      IRS Id. No. ###-##-####
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    /__/
           (b)    /__/
--------------------------------------------------------------------------------

    3.     SEC Use Only
--------------------------------------------------------------------------------

    4.     Source of Funds (See Instructions)    00
--------------------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e)   /__/
--------------------------------------------------------------------------------

    6.     Citizenship or Place of Reorganization:     USA
--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power       7,929,700 shares
Shares Bene-   ---    ----------------------------------------------------------
ficially Owned
by Each         8.    Shared Voting Power             0 shares
Reporting      ---    ----------------------------------------------------------
Person With
                9.    Sole Dispositive Power  7,929,700 shares
               ---    ----------------------------------------------------------

               10.    Shared Dispositive Power        0 shares
               ---    ----------------------------------------------------------

   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               7,929,700 shares
--------------------------------------------------------------------------------

   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)       /__/
--------------------------------------------------------------------------------

   13.  Percent of Class Represented by Amount in Row (11)     27.17%
--------------------------------------------------------------------------------

   14.  Type of Reporting Person (See Instructions)
              00
--------------------------------------------------------------------------------





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Item 1.   SECURITY AND ISSUER

      The Schedule 13D (this "Schedule"), to which this Amendment No. 1 pertains, relates to the shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.


Item 2.   IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is revised in pertinent part as follows:

   (a) Name - This statement is being filed by Thomas L. Blair ("Blair") and his wife Alice M. Blair (together with Blair, the "Reporting Persons").

   (b) Residence of business address - The business address of Thomas L. Blair is 2273 Research Boulevard, Second Floor, Rockville Maryland 20850.

   (c) Present occupation or employment: Blair is Chairman of the Board of the Company. Alice M. Blair is not employed.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is revised ro read as follows:

   (a) The Report Persons are the beneficial owners of 7,929,700 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act represents 27.17% of the outstanding shares of Common Stock. Of the total shares, Mr. Blair has sole power to vote and invest 4,154,700 shares and Mrs. Blair has sole power to vote and to invest 3,775,000 shares.

   (b) One or the other of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the shares of Common Stock to which this Schedule 13D, as amended, relates, subject to paragraph (d) of this Item.

   (c) On March 7, 2001, Thomas L. Blair transferred an aggregate of 616,500 shares of Common Stock as gifts to a total of 20 persons.

   (d) Mr. Blair has granted, subject to certain change in control provisions, an option to BEC Emergis Corporation, formerly United Payors & United Providers, which is now an indirect, wholly owned subsidiary of BCE Emergis, Inc. to purchase prior to October 1, 2003, a total of 4,330,000 shares of HealthExtras common stock for an aggregate exercise price of $4 million.

   (e) Not applicable.



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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 26, 2001                               /s/ Thomas L. Blair
---------------------------------    -------------------------------------------
Date                                        Thomas L. Blair



June 26, 2001                              /s/ Alice M. Blair
---------------------------------    -------------------------------------------
Date                                       Alice M. Blair






      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)








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